UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _____  to  _____
Commission file number 0-13814
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Cortland Savings and Banking 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cortland Bancorp
194 West Main Street
Cortland, Ohio 44410

REQUIRED INFORMATION
Audited financial statements and supplemental schedule of The Cortland Savings and Banking 401(k) Plan including:

Page

The Reports of Independent Registered Public Accounting Firms	1 - 2

Statement of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007	4

Notes to the Financial Statements	5 - 10

Supplemental Schedules	11 - 12

Signatures	13

Exhibit 23 - Consent of Independent Registered Public Accounting Firm - S.R. Snodgrass, A.C.
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Packer Thomas

THE CORTLAND SAVINGS AND
BANKING 401(k) PLAN
AUDIT
OF
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 - 2

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 10

SUPPLEMENTAL INFORMATION

Schedule of Assets (Held at End of Year)	11

Schedule of Reportable Transactions	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees of The Cortland Savings and Banking 401(k) Plan
Cortland, Ohio
We have audited the accompanying statement of net assets available for benefits of The Cortland Savings and Banking 401(k) Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended, of The Cortland Savings and Banking 401(k) Plan, was audited by other auditors whose report, dated June 24, 2008, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Cortland Savings and Banking 401(k) Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 7 to the financial statements, effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ S.R. SNODGRASS, A.C.
Wexford, PA
June 29, 2009

Pg. 1

REPORT OF INDEPENDENT AUDITORS
Board Of Directors
Cortland Bancorp
We have audited the accompanying statements of net assets available for benefits of the Cortland Savings and Banking 401(k) Plan (the Plan) as of December 31, 2007, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cortland Savings and Banking 401(k) Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at end of year, and (2) reportable transactions, together referred to as “supplemental information” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PACKER THOMAS
/s/ PACKER THOMAS
Youngstown, Ohio
June 24, 2008

Pg. 2

The Cortland Savings & Banking 401(k) Plan
Statement of Net Assets
Available for Benefits

	December 31,
	2008	2007
ASSETS
Receivables:
Employee’s contributions	$13	$28,259
Employee loan payments	—	8,427
Employer’s contributions	14	20,952
Accrued interest and dividends	6,988	8,318

Total Receivables	7,015	65,956

Investments at fair value:
Cortland ER stock fund	878,000	1,006,270
Mutual funds	5,425,423	7,095,993
Personal brokerage accounts	433,727	543,914
Loans to participants	393,775	297,425

Total Investments	7,130,925	8,943,602

TOTAL ASSETS	$7,137,940	$9,009,558

NET ASSETS AVAILABLE FOR BENEFITS	$7,137,940	$9,009,558

The accompanying notes are an integral part of these financial statements.

Pg. 3

The Cortland Savings & Banking 401(k) Plan
Statement of Changes in Net Assets
Available for Benefits

	Years Ended
	December 31,
	2008	2007
ADDITIONS
Contributions:
Employee	$365,577	$471,878
Employer	237,230	244,181

	602,807	716,059

Investment Income:
Net depreciation in the aggregate current value of investments	(2,170,086)	(485,186)
Interest and dividend income	214,895	420,856

	(1,955,191)	(64,330)

Total Additions	(1,352,384)	651,729

DEDUCTIONS

Distributions to participants	513,186	295,611
Administrative expense	6,048	6,210

Total Deductions	519,234	301,821

NET ADDITIONS (DEDUCTIONS)	(1,871,618)	349,908

Net Assets Available For Benefits Beginning of Year	9,009,558	8,659,650

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$7,137,940	$9,009,558

The accompanying notes are an integral part of these financial statements.

Pg. 4

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — ACCOUNTING POLICIES
Basis of Presentation
The accompanying statements of net assets available for benefits and changes in net assets available for benefits are prepared on the accrual basis of accounting.
Valuation of Investments
Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol “CLDB”) held in the Cortland ER Stock Fund and Personal Brokerage Accounts is determined by prices quoted on the NASDAQ OTC Bulletin Board. Shares of mutual funds are valued at quoted market prices. Loans to participants are valued at cost, which approximates fair value.
Net Change in Aggregate Current Value of Investments
In accordance with the policy of stating investments at fair value, the change in the aggregate current value of investments for the year is reflected in the Statement of Changes in Net Assets Available for Benefits.
Purchases and sale of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.
Administrative Expenses
Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company. Such costs amounted to $25,761 and $28,458 for the year ended December 31, 2008 and 2007, respectively.
NOTE 2 — DESCRIPTION OF PLAN
The following description of The Cortland Savings and Banking 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible employees of Cortland Bancorp and its subsidiary (collectively, “the Company”). Employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).
Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Contributions
Participants may make salary deferral contributions at their discretion of annual compensation for 2008 and 2007. The participant’s contributions may not exceed the dollar limit set by law, which was $16,500 and $15,500 for each of the years ended 2008 and 2007, respectively. The Company matches each participant’s contributions up to a maximum of 5 percent of the participant’s annual compensation. Additional amounts may be contributed at the discretion of the Board of Directors. The IRS allows individuals who are at least 50 years of age to make catch-up contributions. The maximum amount of the catch-up contributions was $5,500 and $5,000 for each of the years ended 2008 and 2007, respectively.
Participant-Directed Accounts
The participant’s elective deferrals, Company contributions, and an allocation of the Plan earnings and losses are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the current value of the participant’s account.

Pg. 5

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 — DESCRIPTION OF PLAN
(Continued)
Separate Investment Options
Each participant may direct that contributions and earnings be invested in one or more investment options in the Plan. The options are summarized as follows:
Cortland ER Stock Fund
These funds are invested in a unitized fund of Cortland Bancorp common stock. Unitizing assets changes their accounting characteristics to match mutual funds. Unitized accounting is a method of valuing a group of assets using units in place of dollars and assigning a unit value on a daily basis. These units are priced daily to determine the market value of the fund.
Mutual Funds
These funds are invested in various mutual funds offered by the Plan.
Personal Brokerage Accounts
These funds are invested in self-directed brokerage accounts. Charles Schwab and ING Financial Services administer these accounts. All investments are directed by the participant.
Vesting
Participants are immediately vested in their salary deferral contribution, the Company’s matching contribution, and any earnings or losses thereon.
Payments of Benefits
The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.
If a participant dies before receiving all of the benefits in their account, the beneficiary will receive the remainder in the participant’s account as a lump sum or in installments.
If benefits are elected to be received in installments, the installments may be made over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.
Loan Provisions
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 percent to 9.25 percent, which are commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Pg. 6

The Cortland Savings & Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 3 — INVESTMENTS
The Plan investments are administered by ING National Trust and Huntington Trust through agreements dated March 1, 2001 and May 14, 1999, respectively.
The fair value of investments that represent five percent or more of the Plan’s net assets are as follows:

	DECEMBER 31,
	2008	2007

Cortland ER stock fund	$878,000	$1,006,270
The Growth Fund of America (R2)	941,607	982,388
ING Fixed Account	2,096,323	2,000,971
Europacific Growth Fund (R2)	276,501	477,020
Massachusetts Investors Growth Stock	—	661,254
Personal brokerage accounts	433,727	543,914
Participant loans	393,775	297,425

TOTAL INVESTMENTS AT FAIR VALUE	$5,019,933	$5,969,242

The Plan’s investments, including investments bought and sold as well as held during the periods, appreciated (depreciated) as follows:

	FOR THE YEAR ENDED
	DECEMBER 31,
	2008	2007

Cortland ER stock fund	$(127,873)	$(430,106)
Mutual funds	(1,906,482)	44,187
Personal brokerage accounts	(135,731)	(99,267)

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS	$(2,170,086)	$(485,186)

Pg. 7

The Cortland Savings and Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 4 — TAX STATUS
The Plan obtained its latest determination letter on November 7, 2001, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
ING National Trust Company is the Trustee for the Plan, except for Personal Brokerage Accounts. Huntington Bank is Trustee of the Personal Brokerage Accounts. ING Financial Services is the administrator of the Plan. ING is responsible for providing recordkeeping and asset segregation services for the Plan.
The Cortland ER Stock Fund is a unitized fund that is composed solely of Cortland Bancorp common stock and cash.
There were no other related-party transactions during 2008 or 2007.
NOTE 6 — CONCENTRATIONS OF RISK
The plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.
Since the assets held by the Plan include Cortland Bancorp common stock, the anticipated assets available for benefits in 2009 will be the result of the Company’s future stock market performance, which is subject to various risk factors.
The market value of Cortland Bancorp common stock held indirectly by the Plan through the Cortland ER Stock Fund and Personal Brokerage Accounts totaled $1,088,827 and $1,271,418 at December 31, 2008 and 2007, respectively. The common stock is thinly traded. Thus, the market value at the time of sale or purchase may be affected by the number of shares sold or bought, and/or other market conditions.

Pg. 8

The Cortland Savings & Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 7 — FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Plan adopted FAS No. 157, Fair Value Measurements, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. FAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three levels of the fair value hierarchy under FAS No. 157 are described below:

Level I:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Cortland ER Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.
Personal brokerage accounts: Valued at the closing price reported on the active market on which the individual securities are traded or valued at the NAV of shares held by the plan at year end.
Loans to participants: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	December 31, 2008
	Level I	Level II		Level III		Total
Assets:
Cortland ER stock fund	$878,000	$		$		$878,000
Mutual funds	5,425,423					5,425,423
Personal brokerage accounts	433,727					433,727
Loans to participants					393,775	393,775

Total assets at fair value	$6,737,150		$—		$393,775	$7,130,925

Pg. 9

The Cortland Savings & Banking 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 7 — FAIR VALUE MEASUREMENTS (Continued)
The table below sets forth a summary of changes in the fair value of the Plan’s Level III assets for the year ended December 31, 2008.

Loans to
Participants
Balance, beginning of the year	$297,425
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances, and settlements (net)	96,350

Balance, December 31, 2008	$393,775

NOTE 8 — FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract, which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.
Investments in mutual funds, common stock, personal brokerage accounts, and loans to participants as well as receivables and cash and cash equivalents would be considered financial instruments. At December 31, 2008 and 2007, the carrying amounts of these financial instruments approximate fair value.

Pg. 10

The Cortland Savings and Banking 401(k) Plan
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN: 34-0165477
Plan Number: 002
December 31, 2008

(a) (b)	(c)			(d)	(e)
	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest, collateral,
lessor or similar party	par or maturity value			Cost	Current Value

CORTLAND ER STOCK FUND
* CORTLAND ER STOCK FUND	Unitized Fund	94,210	Units	N/A	$878,000

TOTAL CORTLAND ER STOCK FUND					$878,000
MUTUAL FUNDS
Europacific Growth Fd (R2)	Mutual Funds	10,106	Units	N/A	276,501
New Perspective Fd (R-2)	Mutual Funds	10,138	Units	N/A	187,449
Baron Growth Fund	Mutual Funds	2,189	Units	N/A	67,432
Fidelity Advisor Mid Cap Fund	Mutual Funds	5,483	Units	N/A	61,244
Franklin Balance Sheet Inv’t Fund (A)	Mutual Funds	1,914	Units	N/A	67,350
ING Global Science and Technology Fd (A)	Mutual Funds	46,289	Units	N/A	146,737
ING Index Plus Mid Cap Fd (A)	Mutual Funds	4,297	Units	N/A	38,628
ING Index Plus Small Cap Fd (A)	Mutual Funds	3,963	Units	N/A	38,128
Lord Abbett Mid Cap Value Fd	Mutual Funds	2,710	Units	N/A	28,267
Lord Abbett Small Cap Value Fd (P)	Mutual Funds	8,666	Units	N/A	164,923
AIM Global H Care Fund — Inv	Mutual Funds	3,493	Units	N/A	70,001
The Growth Fund of America (R2)	Mutual Funds	46,963	Units	N/A	941,607
ING Index Plus LargeCap Fund (A)	Mutual Funds	13,409	Units	N/A	144,411
Pioneer Equity Income Fund (A)	Mutual Funds	14,022	Units	N/A	279,877
The Income Fund of America (R2)	Mutual Funds	16,598	Units	N/A	215,610
ING Strategic Allocation Gr.Fd (A)	Mutual Funds	1,938	Units	N/A	12,885
ING Strategic Alloc Consv Fd (A)	Mutual Funds	1,530	Units	N/A	10,940
ING GNMA Income Fund (A)	Mutual Funds	15,572	Units	N/A	134,226
ING Strategic Alloc Mod Fd-A	Mutual Funds	7,253	Units	N/A	51,204
ING Solution 2015 Port-adv	Mutual Funds	5	Units	N/A	45
ING Solution 2025 Port-adv	Mutual Funds	11,801	Units	N/A	95,231
ING Solution 2035 Port-adv	Mutual Funds	267	Units	N/A	2,121
ING Solution 2045 Port-adv	Mutual Funds	2,144	Units	N/A	16,893
ING Money Market Fund-Cl A	Mutual Funds	191,894	Units	N/A	191,894
ING Fixed Account	Mutual Funds	2,096,323	Units	N/A	2,096,323
ING Intermediate Bond Fund (A)	Mutual Funds	9,976	Units	N/A	85,496

TOTAL MUTUAL FUNDS					5,425,423
PERSONAL BROKERAGE ACCOUNTS
Charles Schwab Personal Brokerage Account	Brokerage Account		N/A	N/A	430,830
TD Ameritrade	Self-Directed Account		N/A	N/A	2,897

TOTAL PERSONAL BROKERAGE ACCOUNTS					433,727
LOANS TO PARTICIPANTS
Participant Loans	5% to 9.25%				393,775

TOTAL LOANS TO PARTICIPANTS

TOTAL INVESTMENTS					$7,130,925

*	Denotes Party-In-Interest

N/A	indicates not applicable

Pg. 11

The Cortland Savings and Banking 401(k) Plan
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
EIN: 34-0165477
Plan Number: 002
Year ended December 31, 2008

(h) Current Value
	(b) Description				of Asset on
(a) Identity of	of	© Purchase	(d) Selling	(g) Cost of	Transaction	(i) Net Gain
Party Involved	Assets	Price	Price	Assets	Date	or Loss

There were no category (i), (ii), (iii) or (iv) reportable transactions.

Pg. 12

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and Banking 401(k) Plan

Date: June 29, 2009

	By:	/s/ Steven A. Telego, Sr.
Steven A. Telego, Sr.
Sr. Vice President of Human Resources Plan Administrator

Pg. 13

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Registered Public Accounting Firm — S.R. Snodgrass, A.C.

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm — Packer Thomas